UTime Ltd

7th Floor, Building 5A

Shenzhen Software Industry Base,

Nanshan District

Shenzhen, PRC, 518061

May 1, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Utime Limited
Request for Withdrawal
Registration Statement on Form F-3 (File No. 333-288514)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Utime Limited (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form F-3 (File No. 333-288514), together with the exhibits thereto, which was filed on July 3, 2025 (the “Resale Registration Statement”), as of the date hereof or at the earliest practicable date hereafter.

The Company is requesting the withdrawal of the Resale Registration Statement because the Company no longer wishes to register for resale the securities set forth in the Resale Registration Statement. As the Resale Registration Statement was never declared effective, no securities were sold in connection with the secondary offering contemplated in the Registration Statement. Accordingly, withdrawal of the Resale Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Resale Registration Statement be credited to the Company’s account to be offset against the filing fee for the filing of any future registration statements.

If you have any questions regarding this request, please contact Megan J. Penick, Dorsey & Whitney LLP, at (212) 415-9279.

Very truly yours,

By:	/s/ Hengcong Qiu
Name:	Hengcong Qiu
Title:	Chief Executive Officer

cc: Megan J. Penick, Dorsey & Whitney LLP